

HYPOTHEKENBANK IN ESSEN AG



03022569

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ D-45018 Essen ♦ Germany

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States


SEC MAIL PROCESSING SECTION
RECEIVED
APR 24 2003
WASH. D.C.
207

Gildehofstraße 1
45127 Essen
www.essenhyp.de
info@essenhyp.de
Tel.: +49 2018135-0
Fax: +49 2018135-200

Bank Details:
LZB Essen 360 096 10

Commerzbank AG
Bank Code 360 400 39
Account No. 1 776475

Your ref.	Your message	Our ref.	Extension	Essen
		CL	-485	17.04.03

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

SUPPL

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of March 31, 2003 and Essen Hyp's press release on the bank's quarterly figures as of March 31, 2003 (English and German version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft



HYPOTHEKENBANK IN ESSEN AG

Press Release of Hypothekenbank in Essen AG on the Bank's Quarterly Figures as of March 31, 2003

Excellent start to the business year 2003

"Essen Hyp was able to keep up last year's successful business performance in the first quarter of 2003," reported Hubert Schulte-Kemper, Chairman of the Board of Managing Directors. The bank further strengthened its property financing activities, thus continuing last year's positive development in this segment. Given the stronger focus on mortgage lending - a business segment which, compared to public-sector lending, is characterized by smaller volumes and higher margins - Essen Hyp's balance sheet total shrank by 2.4%, coming to €69.3bn as of March 31, 2003, against €71bn as at year-end 2002.

At the same time, the bank's operating result grew by 8.5% in year-on-year terms and stood at €42.3m compared to €39m at the end of March 2002. According to Mr. Schulte-Kemper, this development clearly proves that Essen Hyp is well prepared to face the challenges arising out of the difficult market environment.

Essen Hyp's earnings situation

Mr. Schulte Kemper was particularly satisfied with the development of the bank's net interest and commission income which grew by €3.9m, i.e. 6.7% in year-on-year terms, coming to €62.1m as of March 31, 2003.

In this context Mr. Schulte-Kemper emphasized that Essen Hyp's efforts to scale down funding costs were successful. In January and February 2003 the bank organized more than 20 roadshow presentations and numerous investor meetings all across Germany, aimed at promoting the placement of its funding instruments. In addition to this, the confirmation of Essen Hyp's ratings by the rating agency Moody's also had a positive impact on the development of funding costs. "We hope that our meeting with Standard & Poor's, the next major rating agency, which is scheduled for May this year, will have a similar effect," Mr. Schulte-Kemper added.



The bank's expenses remained at the previous year's level. While general operating expenses grew slightly and came to €5.6m against €5.4m in 2002, provisions for possible loan losses were reduced from €14.3m to €14.1m.

Capital market business maintained the previous year's level

"New public-sector lending commitments closely kept to the previous year's level," Mr. Schulte-Kemper reported. The bank took new public-sector loans totaling €6.1bn (€6bn in 2002) onto its books. Of this figure, €3bn (€1.6bn) relate to domestic public-sector bodies and credit institutions governed by public law and €0.1bn (€0.1bn) to foreign public-sector borrowers. Essen Hyp acquired securities that are eligible for cover to the amount of €2.4bn (€4.1bn), including €1.3bn (€0.3bn) issued by foreign borrowers. In addition to this, the bank took securities that are not eligible to serve as cover totaling €0.6bn (€0.2bn) onto its books.

Further expansion of property financing activities

"Our new mortgage lending business grew from €262.6m to €396.4m as of March 31, 2003, which is an increase of 51% in year-on-year terms," Mr. Schulte-Kemper reported. At €351.2m, i.e. 89%, residential loans accounted for the vast majority of this figure. 97% of the total loan volume, i.e. €382.6m, was granted to domestic borrowers while loans totaling €13.7m were extended to borrowers in the United States. "We plan to open a representative office in New York in the course of the year. Against this background, we are confident that we can further promote the internationalization of our property financing activities and the diversification of our loan portfolio," Mr. Schulte-Kemper added. He pointed out that Hypothekenbank in Essen AG has split its property financing activities into 'marketing' and 'transaction management' with effect from April 1, 2003, thus complying with the 'Minimum Requirements for Lending Operations' (*MaK*).



HYPOTHEKENBANK IN ESSEN AG

Stronger focus on funding

Mr. Schulte-Kemper was particularly pleased by the successful placement of the bank's funding instruments in the first quarter of 2003. "Hypothekenbank in Essen AG placed securities totaling €9.7bn (€6.8bn) on the international capital markets, an increase of 43% compared to the same period in the previous year. Essen Hyp's key funding instrument, the *Pfandbrief*, accounted for €5.4bn (€3.4bn) of this figure. As announced in the Annual Report 2002, the main focus is on small-volume *Pfandbrief* issues that are tailored to investors' specific requirements. "This approach helped us to noticeably scale down funding costs," Mr. Schulte-Kemper explained. As a result, the portion of Jumbo and Global *Pfandbriefe* decreased from €2bn as of March 31, 2002 to €1.5bn as of the end of March 2003, while the portion of small-volume *Pfandbriefe* more than doubled and came to €3.9bn compared to €1.4bn. In addition to this, Essen Hyp issued other bonds and notes totaling €4.3bn (€3.4bn). "The majority of these funds were raised via our Commercial Paper Program (CP) and our Debt Issuance Program (DIP)," Mr. Schulte-Kemper pointed out. Drawings totaling €2.5bn (€2.9bn) were made under the Commercial Paper Program, both on the national and international capital markets. The average program utilization was €1.5bn against €1.8bn as of March 31, 2002.

Corporate Governance Code

Mr. Schulte-Kemper emphasized that Hypothekenbank in Essen AG welcomes and supports the German Corporate Governance Code presented by the German Corporate Governance Code Commission on August 20, 2002.
This Code describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. Even though the shares of Hypothekenbank in Essen AG are not listed on a stock exchange, Essen Hyp complies, to the extent possible, with the provisions of the German Corporate Governance Code.



The Corporate Governance Code of Hypothekenbank in Essen AG is published on our website www.essenhyp.com in order to ensure maximum transparency for our customers and business partners.

Future prospects

Mr. Schulte-Kemper closed his report with a positive outlook on the current financial year.

"Taking into account our business strategy to expand our mortgage lending activities and the current business development, I believe that Essen Hyp is well positioned for the future," Mr. Schulte-Kemper explained. Thanks to its lean and efficient organizational structure the bank is able to quickly respond to the challenges arising out of the business environment and the permanently changing legal framework. Against this background Hubert-Schulte-Kemper was confident that Essen Hyp will meet its business targets set out for the financial year 2003, including achieving a return on equity after tax of 14%.



HYPOTHEKENBANK IN ESSEN AG

Key Figures of Hypothekenbank in Essen AG

	31.03.2003 in € m	31.03.2002 in € m	Change in %
New lending commitments			
Public-sector loans and securities issued by other borrowers	6,071.6	5,961.5	1.8
Mortgage loans	396.4	262.6	51.0
The bank's funding	9,664.1	6,772.5	42.7
Medium-/long-term *Pfandbriefe* and other bonds	4,303.7	3,548.7	21.3
Short-term	5,360.4	3,223.8	66.3
of which: CP Program	2,506.8	2,918.8	-14.1
(current program utilization)	1,705.6	1,690.1	0.9
Profit and loss account			
Net interest and commission income	62.1	58.2	6.7
General operating expenses	5.6	5.4	3.7
Balance of other operating income and expenses	-0.1	0.5	-120.0
Operating result before provision for possible loan losses	56.4	53.3	5.8
Provision for possible loan losses	-14.1	-14.3	-1.4
Operating result	42.3	39.0	8.5

	31.03.2003 in € m	31.12.2002 in € m	Change in %
Figures from the balance sheet			
Balance sheet total	69,251.3	70,978.6	-2.4
Claims			
Mortgage loans	4,474.2	4,289.9	4.3
Public-sector loans	34,123.8	35,869.6	-4.9
Securities issued by other borrowers	24,613.1	24,286.0	1.3
Liabilities			
Mortgage *Pfandbriefe*	1,930.1	1,884.0	2.4
Public-sector *Pfandbriefe*	49,584.2	50,737.8	-2.3
Capital structure			
Subscribed capital	219.3	201.3	8.9
Reserves	364.6	352.6	3.4
Profit-sharing certificates	283.6	283.6	0.0
Subordinated liabilities	281.7	296.9	-5.1

Pressemitteilung zum Quartalsabschluss per 31. März 2003 der Hypothekenbank in Essen AG

Schwungvoller Start ins Geschäftsjahr 2003

„Die Essen Hyp konnte im 1. Quartal des laufenden Jahres den erfreulichen Geschäftsverlauf des Vorjahres fortsetzen", berichtete ihr Vorstandsvorsitzender Hubert Schulte-Kemper.
Das im letzten Jahr weiter ausgebaute Hypothekengeschäft sei auch im Berichtszeitraum weiter intensiviert worden. Durch die Konzentration auf das im Vergleich zum Staatskreditgeschäft kleinvolumigere, jedoch margenstärkere Hypothekengeschäft sank die Bilanzsumme in den ersten 3 Monaten um 2,4 % von € 71,0 Mrd. auf € 69,3 Mrd.
Dass die Bank sich strategisch gut auf die Herausforderungen des schwierigen Marktumfeldes eingestellt hat, beweise der deutliche Anstieg des Betriebsergebnis um 8,5 % im Vergleich zum Vorjahreszeitraum von € 39,0 Mio. auf € 42,3 Mio., so Hubert Schulte-Kemper.

Ertragslage der Essen Hyp

Zufrieden zeigte sich Schulte-Kemper auch mit der Entwicklung des Zins- und Provisionsüberschusses, der um 6,7 % oder € 3,9 Mio. im Vergleich zum 1. Quartal 2002 auf € 62,1 Mio. angestiegen ist.
Schulte-Kemper hob in diesem Zusammenhang hervor, dass es der Bank gelungen sei, ihre Refinanzierungskosten wieder zu senken. Dazu habe man die Platzierungsbemühungen mit über 20 Präsentationen in diversen nationalen Großstädten und Ballungszentren und weiteren zahlreichen Investorengesprächen in Deutschland im Zeitraum Januar bis Februar 2003 unterstützt. Ferner habe zu dieser positiven Entwicklung die Bestätigung der Ratings der Essen Hyp durch die Ratingagentur Moody's beigetragen. „Ähnlich positive Effekte auf die Refinanzierungskosten versprechen wir uns von einem Meeting mit der zweiten großen Ratingagentur Standard and Poor's im Mai diesen Jahres", so Schulte-Kemper weiter.
Im Vergleich zum Vorjahreszeitraum konnte die Aufwandsseite der Bank konstant gehalten werden. So stiegen die Verwaltungsaufwendungen leicht von € 5,4 Mio. auf € 5,6 Mio. an, während die Risikovorsorge von € 14,3 Mio. auf € 14,1 Mio. reduziert werden konnte.

Kapitalmarktgeschäft konstant

„Im Segment Staatskreditgeschäft sind die Neuzusagen in etwa auf Vorjahresniveau gehalten worden", erläuterte Schulte-Kemper. Insgesamt wurde Neugeschäft mit einem Volumen von

€ 6,1 Mrd. in die Bücher genommen (Vorjahr: € 6,0 Mrd.). Von diesem Volumen seien € 3,0 Mrd. (€ 1,6 Mrd.) Darlehen an inländische öffentliche bzw. öffentlich-rechtliche Adressen und € 0,1 Mrd. (€ 0,1 Mrd.) Darlehen an ausländische Adressen vergeben worden. Deckungsfähige fremde Wertpapiere wurden in Höhe von € 2,4 Mrd. (€ 4,1 Mrd.) angekauft, davon € 1,3 Mrd. (€ 0,3 Mrd.) von ausländischen Adressen. Nicht deckungsfähige Wertpapiere wurden mit einem Volumen von € 0,6 Mrd. (€ 0,2 Mrd.) in den Bestand genommen.

Immobilienfinanzierungsgeschäft weiter intensiviert

„Das Neugeschäft", so Schulte-Kemper, „stieg in den ersten drei Monaten im Vergleich zum Vorjahreszeitraum von € 262,6 Mio. auf € 396,4 Mio., was einer Steigerung von 51,0 % entspricht", wie er betonte. Den deutlichen Schwerpunkt legte die Bank im ersten Quartal 2003 auf wohnwirtschaftliche Beleihungen mit einem Volumen von € 351,2 Mio. oder 89,0 % des gesamten Neugeschäfts. Den Großteil des Neugeschäfts machten die inländischen Finanzierungen mit € 382,6 Mio. aus, was einem Anteil von 97 % am gesamten Neugeschäft entspricht. Dazu wurden Neuausleihungen in Höhe von € 13,7 Mio. in den USA herausgelegt. „Durch die Eröffnung einer Repräsentanz in New York im Laufe diesen Jahres sind wir zuversichtlich, die Internationalisierung unseres Hypothekengeschäfts und die Diversifikation unseres Darlehensportfolios weiter vorantreiben zu können", so Schulte-Kemper. In diesem Zusammenhang verwies Herr Schulte-Kemper darauf, dass die Essen Hyp zum 01. April 2003 in Erfüllung der „Mindestanforderungen an das Kreditgeschäft" (MaK) die von der Bundesanstalt für Finanzdienstleistungsaufsicht geforderte organisatorische Trennung von „Markt" und „Marktfolge" bereits vollzogen hat.

Refinanzierung forciert

Erfreut zeigte sich Schulte-Kemper über den Absatz der Refinanzierungsmittel der Bank im 1. Quartal 2003. „Insgesamt konnte die Essen Hyp Wertpapiere über € 9,7 Mrd. (€ 6,8 Mrd.) am Kapitalmarkt absetzen, was einer Steigerung von 43 % gegenüber dem Vorjahreszeitraum entspricht. Darunter waren Pfandbriefe mit einem Volumen von € 5,4 Mrd. (€ 3,4 Mrd.), das Hauptrefinanzierungsmittel der Bank", so Schulte-Kemper.
Wie bereits im Geschäftsbericht 2002 angekündigt, habe die Bank hierbei den Schwerpunkt auf kleinvolumige, individuell auf die Bedürfnisse der Investoren zugeschnittene Pfandbriefe gelegt. „Hierdurch konnten wir unsere Refinanzierungskosten erkennbar senken", betonte Schulte-Kemper. Folgerichtig reduzierte sich der Anteil der Jumbo- und Global- Pfandbriefe

im Zeitraumvergleich von € 2,0 Mrd. auf € 1,5 Mrd., während sich der Anteil kleinvolumiger Pfandbriefe von € 1,4 Mrd. auf € 3,9 Mrd. mehr als verdoppelte.
Sonstige Schuldverschreibungen emittierte die Bank mit einem Volumen von € 4,3 Mrd. (€ 3,4 Mrd.). Größtenteils seien diese Gelder über das Commercial Paper Program (CP) und das Debt Issuance Program (DIP) der Essen Hyp aufgenommen worden, erklärte Schulte-Kemper. Ziehungen aus dem CP- Program der Bank konnten mit einem Volumen von € 2,5 Mrd. (€ 2,9 Mrd.) am nationalen und internationalen Markt platziert werden, die durchschnittliche Ausnutzung erreichte € 1,5 Mrd. (€ 1,8 Mrd.).

Corporate Governance Kodex

Schulte-Kemper wies darauf hin, dass die Bank den am 20. August 2002 von der „Regierungskommission Deutscher Corporate Governance Kodex" erarbeiteten Deutschen Corporate Governance Kodex begrüße und unterstütze.
Dieser Kodex stellt wesentliche gesetzliche Vorschriften zur Leitung und Überwachung deutscher börsennotierter Gesellschaften dar und beinhaltet international und national anerkannte Standards guter und verantwortungsvoller Unternehmensführung. Obgleich die Aktien der Essen Hyp nicht an einer Börse gehandelt würden, erfülle die Essen Hyp soweit möglich den Deutschen Corporate Governance Kodex, um ihren Kunden und Geschäftspartnern eine größtmögliche Transparenz zu gewährleisten.
Der Corporate Governance Kodex der Hypothekenbank in Essen AG ist auf ihrer Homepage www.essenhyp.com veröffentlicht.

Ausblick

Schulte-Kemper schloss seine Ausführungen mit einem optimistischen Ausblick für das laufende Geschäftsjahr. „Ich sehe die Essen Hyp mit unserer Geschäftsstrategie der Intensivierung und Internationalisierung des Hypothekengeschäfts gut positioniert und durch den bisherigen Geschäftsverlauf bestätigt", unterstrich Schulte-Kemper. Darüber hinaus sei die Bank durch ihre schlanke und effiziente Struktur in die Lage versetzt, auf die Anforderungen, die sich durch den Markt, aber auch durch die sich immer weiter entwickelnden gesetzlichen Rahmenbedingungen ergäben, sehr flexibel reagieren zu können.
Deshalb zeigte sich Schulte-Kemper zuversichtlich, die Geschäftsziele der Essen Hyp für 2003 realisieren und auch im Geschäftsjahr 2003 einen Return on Equity von 14 % nach Steuern erwirtschaften zu können.

Kennzahlen der Hypothekenbank in Essen AG

	31.03.2003 in Mio. €	31.03.2002 in Mio. €	Veränderung in %
Aktivneugeschäft			
Staatskredite und fremde Wertpapiere	6.071,6	5.961,5	1,8
Hypothekendarlehen	396,4	262,6	51,0
Passivneugeschäft	9.664,1	6.772,5	42,7
Mittel-/langfristig			
Pfandbriefe und sonstige Schuldverschreibungen	4.303,7	3.548,7	21,3
Kurzfristig	5.360,4	3.223,8	66,3
davon CP-Program	2.506,8	2.918,8	-14,1
(aktuelle Ausnutzung)	1.705,6	1.690,1	0,9
GuV Rechnung			
Zins- und Provisionsüberschuss	62,1	58,2	6,7
Verwaltungsaufwendungen	5,6	5,4	3,7
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	-0,1	0,5	-120,0
Betriebsergebnis vor Risikovorsorge	56,4	53,3	5,8
Risikovorsorge	-14,1	-14,3	-1,4
Betriebsergebnis	42,3	39,0	8,5

	31.03.2003 in Mio. €	31.12.2002 in Mio. €	Veränderung In %
Zahlen aus der Bilanz			
Bilanzsumme	69.251,3	70.978,6	-2,4
Forderungen			
Hypothekenkredite	4.474,2	4.289,9	4,3
Kommunalkredite	34.123,8	35.869,6	-4,9
fremde Wertpapiere	24.613,1	24.286,0	1,3
Verbindlichkeiten			
Hypothekenpfandbriefe	1.930,1	1.884,0	2,4
öffentliche Pfandbriefe	49.584,2	50.737,8	-2,3
Eigenkapitalkomponenten			
Gezeichnetes Kapital	219,3	201,3	8,9
Rücklagen	364,6	352,6	3,4
Genussrechte	283,6	283,6	0,0
Nachrangige Verbindlichkeiten	281,7	296,9	-5,1